                                                                       Exhibit 1

             LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                               AS OF JUNE 30, 2004

                            U.S. DOLLARS IN THOUSANDS

                                    UNAUDITED

                                      INDEX

                                                                                      Page
                                                                                ----------------

  REVIEW REPORT OF UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS                F-2

  CONSOLIDATED BALANCE SHEETS                                                      F-3 - F-4

  CONSOLIDATED STATEMENTS OF INCOME                                                   F-5

  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                                       F-6

  CONSOLIDATED STATEMENTS OF CASH FLOWS                                            F-7 - F-8

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                      F-9 - F-11

                               - - - - - - - - - -

[ERNST & YOUNG LOGO]

                        o KOST FORER GABBAY & KASIERER o Phone: 972-3-6232525
                          3 Aminadav St.                 Fax: 972-3-5622555
                          Tel-Aviv 67067, Israel

The Board of Directors
Lipman Electronic Engineering Ltd.

   Re:  Review report of unaudited interim consolidated financial statements for the six-month and three-month periods ended June 30, 2004
        -------------------------------------------------------------

       We have reviewed the accompanying interim consolidated balance sheet of
Lipman Electronic Engineering Ltd. (the "Company") and its subsidiaries as of
June 30, 2004 and the related interim consolidated statements of income for the three-month and six-month periods ended June 30, 2004 and 2003, and the statements of changes in shareholders' equity for the six-month period ended
June 30, 2004 and consolidated statements of cash flows for the six-month period ended June 30, 2004 and 2003. These financial statements are the responsibility of the Company's management.

       We conducted our review in accordance with the standards of the Public
Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

       Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated interim financial statements referred to above for them to be conformity with U.S. generally accepted accounting principles.

       We have previously audited, in accordance with the standards of the
Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Lipman Electronic Engineering Ltd. and subsidiaries as of
December 31, 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended, and in our report dated February 22, 2004, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 2003, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Tel-Aviv, Israel                                  KOST FORER GABBAY & KASIERER
August 8, 2004                                  A Member of Ernst & Young Global

                                      F-2

                                              LIPMAN ELECTRONIC ENGINEERING LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

IN THOUSANDS

                                                                                       DECEMBER 31,         JUNE 30,
                                                                                           2003               2004
                                                                                     -----------------   ---------------
                                                                                                           Unaudited
                                                                                                         ---------------

ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                                                 $  57,465           $ 162,766
Trade receivables (net of allowance for doubtful accounts of $470 and
   $713 as of December 31, 2003 and June 30 2004, respectively)                              23,473              20,220
Other receivables and prepaid expenses                                                        5,114               6,573
Inventories                                                                                  28,889              30,545
                                                                                     -----------------   ---------------
Total current assets                                                                        114,941             220,104
                                                                                     -----------------   ---------------

LONG-TERM ASSETS:
Long-term marketable securities                                                               1,600               1,600
Property, plant and equipment, net                                                            6,966               7,643
Severance pay fund                                                                            2,196               2,364
Other long-term assets                                                                          123                 794
Intangible assets, net                                                                        7,196               7,093
Goodwill                                                                                      1,150               1,150
                                                                                     -----------------   ---------------
                                                                                             19,231              20,644
                                                                                     -----------------   ---------------

Total assets                                                                              $ 134,172           $ 240,748
                                                                                     =================   ===============

The accompanying notes are an integral part of the consolidated financial statements.

                                      F-3

                                              LIPMAN ELECTRONIC ENGINEERING LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
IN THOUSANDS (EXCEPT PER SHARE DATA)

                                                                                         DECEMBER 31,          JUNE 30,
                                                                                             2003                2004
                                                                                       ------------------  ----------------
                                                                                                              Unaudited
                                                                                                           ----------------

    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current maturities of long-term bank loans                                                 $    145            $    326
  Trade payables                                                                               11,917               8,362
  Employees and payroll accruals                                                                2,384               1,728
  Accrued expenses and other liabilities                                                        9,133              11,689
                                                                                       ------------------  ----------------

Total current liabilities                                                                      23,579              22,105
                                                                                       ------------------  ----------------

LONG-TERM LIABILITIES:
  Long-term bank loans, net of current maturities                                               1,119                  --
  Accrued severance pay                                                                         3,083               3,441
                                                                                       ------------------  ----------------

                                                                                                4,202               3,441
                                                                                       ------------------  ----------------

Total liabilities                                                                              27,781              25,546
                                                                                       ------------------  ----------------

SHAREHOLDERS' EQUITY:
  Share capital-
    Ordinary shares of NIS 1.00 par value:
      Authorized: 35,000,000 shares as of December 31, 2003 and June 30, 2004;
         Issued: 22,929,296 and 27,838,296 shares as of December 31, 2003 and June
         30, 2004, respectively; Outstanding: 21,003,636 and 25,913,626 shares as of
         December 31, 2003 and June 30, 2004, respectively                                      6,846               7,938
  Additional paid-in capital                                                                   35,242             131,428
  Accumulated other comprehensive income                                                          829                 879
  Retained earnings                                                                            70,092              81,575
  Treasury stock: 1,925,660 shares as of December 31, 2003 and June 30, 2004                   (6,618)             (6,618)
                                                                                       ------------------  ----------------

Total shareholders' equity                                                                    106,391             215,202
                                                                                        ------------------  ----------------

 Total liabilities and shareholders' equity                                                  $134,172            $240,748
                                                                                        ==================  ================

The accompanying notes are an integral part of the consolidated financial statements.

                                      F-4

                                              LIPMAN ELECTRONIC ENGINEERING LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
IN THOUSANDS (EXCEPT PER SHARE DATA)

                                                             THREE MONTHS ENDED                SIX MONTHS ENDED
                                                                  JUNE 30,                         JUNE 30,
                                                      ------------------------------   -------------------------------
                                                        2003               2004               2003               2004
                                                      -------            -------            -------            -------
                                                                                 UNAUDITED
                                                      ----------------------------------------------------------------

Revenues                                              $27,379            $38,283            $49,636            $70,386
Cost of revenues                                       15,009             20,247             24,558             36,612
                                                      -------            -------            -------            -------

Gross profit                                           12,370             18,036             25,078             33,774
                                                      -------            -------            -------            -------

Operating expenses:
  Research and development                              1,182              1,606              2,318              3,094
  Selling and marketing                                 3,811              4,288              7,523              8,412
  General and administrative                            1,348              2,850              2,927              5,365
  Stock-based compensation                                689              1,205                807              3,045
  Amortization and other intangible assets                 52                 52                103                103
                                                      -------            -------            -------            -------

Total operating expenses                                7,082             10,001             13,678             20,019
                                                      -------            -------            -------            -------

Operating income                                        5,288              8,035             11,400             13,755
Financial income, net                                   2,050                415              2,239                681
Other income, net                                          71               --                  109               --
                                                      -------            -------            -------            -------

Income before taxes on income                           7,409              8,450             13,748             14,436
Taxes on income                                           338              1,807                871              2,953
                                                      -------            -------            -------            -------

Net income                                            $ 7,071            $ 6,643            $12,877            $11,483
                                                      =======            =======            =======            =======

Basic net earnings per share                          $  0.35            $  0.26            $  0.64            $  0.46
                                                      =======            =======            =======            =======

Diluted net earnings per share                        $  0.33            $  0.25            $  0.61            $  0.44
                                                      =======            =======            =======            =======

The accompanying notes are an integral part of the consolidated financial statements.

                                      F-5

                                              LIPMAN ELECTRONIC ENGINEERING LTD.
                                                            AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
IN THOUSANDS

                                                                        ACCUMULATED
                                                          ADDITIONAL      OTHER                   TOTAL                     TOTAL
                                                SHARE      PAID-IN    COMPREHENSIVE  RETAINED  COMPREHENSIVE  TREASURY  SHAREHOLDERS'
                                               CAPITAL     CAPITAL       INCOME      EARNINGS     INCOME       STOCK       EQUITY
                                              ---------   ---------   -------------  --------- -------------- --------  -------------

Balance as of January 1, 2003                 $   6,664   $  28,224     $    --      $  45,388                $  (6,618)  $  73,658

Exercise of options granted to employees             24         415          --           --                       --           439
Tax benefit related to exercise of options         --            21          --           --                       --            21
Stock-based compensation related to options
   issued to employees and others                  --           807          --           --                       --           807
Dividend paid                                      --          --            --         (4,661)                    --        (4,661)
Comprehensive income:
  Net income                                       --          --            --         12,877       12,877        --        12,877
                                              ---------   ---------     ---------    ---------    ---------   ---------   ---------

Total comprehensive income                                                                        $  12,877
                                                                                                  =========

Balance as of June 30, 2003 (Unaudited)           6,688      29,467          --         53,604                   (6,618)     83,141
                                              =========   =========     ==========   =========                =========   =========

Balance as of January 1, 2004                     6,846      35,242           829       70,092                   (6,618)    106,391

Exercise of options granted to employees             34       1,167          --           --                       --         1,201
Tax benefit related to exercise of options         --           258          --           --                       --           258
Stock-based compensation related to options
   issued to employees and others                  --         3,045          --           --                       --         3,045
Issuance of share capital, net                    1,058      90,289          --           --                       --        91,347
Tax benefit related to issuance costs              --         1,427          --           --                       --         1,427
Comprehensive income:
  Unrealized loss on hedge transaction             --          --             (12)        --      $     (12)       --           (12)
  Foreign currency translation adjustments         --          --              62         --             62        --            62
  Net income                                       --          --            --         11,483       11,483        --        11,483
                                              ---------   ---------     ---------    ---------    ---------   ---------   ---------

Total comprehensive income                                                                        $  11,533
                                                                                                  =========

Balance as of June 30, 2004 (Unaudited)       $   7,938   $ 131,428     $     879    $  81,575                $  (6,618)  $ 215,202
                                              =========   =========     =========    =========                =========   =========

The accompanying notes are an integral part of the consolidated financial statements.

                                       F-6

                                              LIPMAN ELECTRONIC ENGINEERING LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

IN THOUSANDS

                                                                                         SIX MONTHS ENDED
                                                                                             JUNE 30,
                                                                                        --------------------
                                                                                          2003        2004
                                                                                        --------    --------
                                                                                             UNAUDITED
                                                                                        --------------------

Cash flows from operating activities:
  Net income                                                                            $ 12,877    $ 11,483
  Adjustments required to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization                                                            476         607
    Stock-based compensation related to options issued to employees and others               807       3,045
    Accrued severance pay, net                                                              (381)        190
    Amortization of goodwill and other intangible assets                                     103         103
    Gain on available-for-sale marketable securities                                        (364)       --
    Gain on sale of property, plant and equipment                                           --            (7)
    Currency fluctuations of long-term bank loans                                            (15)        (29)
    Decrease (increase) in trade receivables                                              (5,235)      3,315
    Decrease (increase) in other receivables, prepaid expenses and other long-term
      assets                                                                                (618)        112
    Decrease (increase) in inventories                                                     2,160      (1,656)
    Increase (decrease) in trade payables                                                  3,122      (3,555)
    Increase in employee and payroll accruals, accrued expenses and other liabilities        690       1,900
    Deferred income taxes, net                                                               127        (815)
    Tax benefit related to exercise of options                                                21         258
                                                                                        --------    --------

Net cash provided by operating activities                                                 13,770      14,951
                                                                                        --------    --------

The accompanying notes are an integral part of the consolidated financial statements.

                                      F-7

                                              LIPMAN ELECTRONIC ENGINEERING LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
IN THOUSANDS

                                                                                                SIX MONTHS ENDED
                                                                                                    JUNE 30,
                                                                                             ----------------------
                                                                                                2003        2004
                                                                                             ---------    ---------
                                                                                                   UNAUDITED
                                                                                             ----------------------

Cash flows from investing activities:
  Purchase of property, plant and equipment                                                       (360)      (1,342)
  Proceeds from sale of property, plant and equipment                                             --             65
  Investment in short-term available-for-sale marketable securities and short-term deposit        (234)        --
  Proceeds from sales of available-for-sale marketable securities and short-term deposit           550         --
                                                                                             ---------    ---------

Net cash used in investing activities                                                              (44)      (1,277)
                                                                                             ---------    ---------

Cash flows from financing activities:
  Exercise of options granted to employees                                                         439        1,201
  Proceeds from issuance of share capital                                                         --         91,347
  Principal payments of long-term bank loans                                                       (64)        (921)
  Dividend paid                                                                                 (4,661)        --
                                                                                             ---------    ---------

Net cash provided by (used in) financing activities                                             (4,286)      91,627
                                                                                             ---------    ---------

Increase in cash and cash equivalents                                                            9,440      105,301
Cash and cash equivalents at the beginning of the period                                        35,522       57,465
                                                                                             ---------    ---------

Cash and cash equivalents at the end of the period                                           $  44,962    $ 162,766
                                                                                             =========    =========

Supplemental disclosure of cash flows activities: Cash paid during the period for:

  Income taxes                                                                               $     356    $     968
                                                                                             =========    =========

  Interest                                                                                   $      11    $      10
                                                                                             =========    =========

The accompanying notes are an integral part of the consolidated financial statements.

                                      F-8

                                              LIPMAN ELECTRONIC ENGINEERING LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
IN THOUSANDS

NOTE 1:-      GENERAL

              Lipman Electronic Engineering Ltd. (collectively with its
              subsidiaries, the "Company") is a worldwide provider of electronic payment systems. The Company's products include landline and wireless point-of-sale terminals, personal identification number pads, electronic cash registers, self-service systems that include automatic teller machines and related applications.

              The Company was established in 1974, and its shares have been quoted on the Tel-Aviv Stock exchange since May 1993, and in
              NASDAQ National Market since January 2004.

              In June 2004, the Company effected a 1:2 share dividend. All share and per share data have been retroactively adjusted to reflect this share dividend.

              The Company operates in one industry segment.

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES

              a.     These interim financial statements have been prepared in
                     accordance with generally accepted accounting principles in the United States for interim information.

              b.     The significant accounting policies applied in the annual
                     financial statements of the Company as of December 31,
                     2003, are applied consistently in these interim
                     consolidated financial statements.

NOTE 3:-      UNAUDITED INTERIM FINANCIAL STATEMENTS

              The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months and three months ended June 30, 2004 are not necessarily indicative of the results that may be expected for the year ended December 31, 2004.

NOTE 4:-      INVENTORIES

              Inventories are stated at the lower of cost or market value.
              Inventory write-offs are provided to cover risks arising from obsolete or slow-moving items, excess inventories and for declines in market prices below cost. To date, inventory write-offs were immaterial.

                                                   JUNE 30,
                                         -----------------------------
                                             2003            2004
                                         ------------    -------------
                                                   UNAUDITED
                                         -----------------------------

              Raw materials               $    7,879      $ 11,115
              Work in progress                   901         1,881
              Finished goods                   9,323        17,549
                                         ------------    -------------

                                          $   18,103      $ 30,545
                                         ============    =============

                                      F-9

                                              LIPMAN ELECTRONIC ENGINEERING LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
IN THOUSANDS (EXCEPT PER SHARE DATA)

NOTE 5:-      EARNINGS PER SHARE

              The following table sets forth the computation of historical basic and diluted net earnings per share:

                                                              THREE MONTHS ENDED      SIX MONTHS ENDED
                                                                    JUNE 30,              JUNE 30,
                                                            ---------------------   -------------------

                                                               2003       2004        2003        2004
                                                            ---------   ---------   ---------   -------
                                                                              UNAUDITED
                                                            -------------------------------------------

              Net income                                    $   7,701   $   6,643   $  12,877   $11,483
                                                            =========   =========   =========   =======

              Weighted average number of Ordinary shares
                 outstanding                                   20,295      25,897      20,275    25,105
                                                            =========   =========   =========   =======

              Dilutive effect:

              Employee stock options                            1,041       1,094         908     1,043
                                                            =========   =========   =========   =======

              Diluted weighted average number of Ordinary
                 shares outstanding                            21,336      26,991      21,183    26,148
                                                            =========   =========   =========   =======

              Basic net earnings per share                  $    0.35   $    0.26   $    0.64   $  0.46
                                                            =========   =========   =========   =======

              Diluted net earnings per share                $    0.33   $    0.25   $    0.61   $  0.44
                                                            =========   =========   =========   =======

              In January 2004, the Company effected an initial public offering in the United States in the NASDAQ and issued 4,752,800 shares including shares issued in connection with the exercise of the underwrites over allotment option, at a public offering price of $
              20.8 per share.

NOTE 6:-      INCOME TAXES

              The effective tax rate used in computing the provision for income taxes is based on projected fiscal year income before taxes, including estimated income by tax jurisdiction. The difference between the effective tax rate and the statutory rate is mainly derived from tax-exempt income in Israel.

NOTE 7:-      SIGNIFICANT CUSTOMERS

              Sales to major customers, representing more than 10% of total revenues, are as follows:

                                                         SIX MONTHS ENDED
                                                             JUNE 30,
                                                  ------------------------------
                                                      2003             2004
                                                  -------------   --------------
                                                            UNAUDITED
                                                  ------------------------------
               Customer A                              20               6
               Customer B                              --              12

                                      F-10

                                              LIPMAN ELECTRONIC ENGINEERING LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
IN THOUSANDS (EXCEPT PER SHARE DATA)

NOTE 8:-      CONTINGENCIES

              The Company is involved in certain claims arising in the normal course of business. However, the Company believes that the ultimate resolution of these matters will not have a material adverse effect on its financial position, results of operations or cash flows.

NOTE 9:-      SUBSEQUENT EVENTS

              In August 2004, the board of directors announced a dividend payment in the amount of approximately $ 5,100 or $ 0.196 per share. The dividend will be paid in September 2004.

                  - - - - - - - - - - - - - - - - - - - - - - -

                                      F-11